EVOME MEDICAL TECHNOLGIES, INC.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(UNAUDITED)

(Expressed in Canadian Dollars, unless specified otherwise)

EVOME MEDICAL TECHNOLOGIES, INC.

Unaudited Interim Condensed Consolidated Balance Sheets

As of March 31, 2024, (unaudited) and December 31, 2023 (audited)

(In Canadian Dollars, unless specified otherwise)

	Note	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	16	$232,165	$918,678
Accounts receivable, net	5	5,284,408	7,804,273
Current assets held for sale		4,810,251	-
Inventories, net	7	10,607,301	10,242,614
Prepaid expenses and other receivables		2,016,436	2,037,925
Total current assets		22,950,561	21,003,490
Security deposit	12	609,809	595,229
Long-term prepaid expenses and other receivables		171,817	175,963
Property and equipment, net	8	3,160,388	3,417,515
Operating lease right-of-use assets, net	12	7,336,492	9,643,815
Intangible assets, net	9	3,060,658	7,025,157
Goodwill	4	4,957,199	6,396,170
Total assets		$42,246,924	$48,257,339
Liabilities and stockholders' equity (deficit)
Liabilities
Line of credit	11	$5,244,101	$6,111,867
Accounts payable and accrued liabilities	10	7,177,608	8,659,920
Current portion of debt	11	10,941,371	10,412,633
Current portion of operating lease liability	12	976,924	1,482,182
Other liabilities	10	3,814,711	1,790,040
Obligation for payment of earn-out consideration	4	9,488,777	9,113,663
Total current liabilities		37,643,492	37,570,305
Debt, net of current portion	11	157,752	257,168
Operating lease liability, net of current portion	12	4,600,996	6,426,608
Total liabilities		42,402,240	44,254,081
Stockholders' equity (deficit)
Common stock; no par value, unlimited shares authorized; 57,833,591 and 56,991,591 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	13	39,899,292	39,722,472
Class A shares; no par value, unlimited shares authorized; 21,056,409 and 22,898,409 shares issued and outstanding as of March 31, 2023 and December 31, 2023, respectively	13	13,392,975	13,789,795
Class A shares to be issued: 4,541,730 shares to be issued as of March 31, 2024 and December 31, 2023		3,406,298	3,406,298
Additional paid-in-capital	13	9,494,134	9,739,289
Accumulated other comprehensive income		2,802,247	2,209,605
Deficit		(69,150,262)	(64,864,201)
Total stockholders' equity (deficit)		(155,316)	4,003,258
Total liabilities and stockholders' equity (deficit)		$42,246,924	$48,257,339
Basis of presentation and going concern (Note 2)
Contingencies (Note 18)
Subsequent events (Note 19)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOME MEDICAL TECHNOLOGIES, INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31, 2024, and 2023
(In Canadian Dollars, unless specified otherwise)

		For the three months ended
	Note	March 31, 2024	March 31, 2023
Revenue	6	$12,070,908	$10,683,229
Cost of revenue
Direct service personnel		2,263,721	1,825,755
Direct material costs		5,355,945	4,426,091
Other direct costs		524,895	335,524
Total cost of revenue		8,144,561	6,587,370
Gross profit		3,926,347	4,095,859
Operating expenses
Selling, general, and administrative		5,429,371	3,875,214
Depreciation of property and equipment	8	227,935	184,264
Amortization of right-of-use assets	12	530,501	381,833
Amortization of intangible assets	9	256,656	350,546
Total operating expenses		6,444,463	4,791,857
Net operating (loss) gain		(2,518,116)	(695,998)
Interest expense		(667,301)	(278,086)
Foreign currency exchange gain (loss)		(1,865)	1,528
Other income		5	133
Provision for impairment	4	(731,851)	-
Change in fair value of contingent consideration	4	(246,358)	(195,300)
Gain on sale of business		40,686	-
Transaction costs	15	(161,261)	(458,771)
Net loss before taxes		(4,286,061)	(1,626,494)
Provision for income taxes	17	-	(36,250
Net loss		(4,286,061)	(1,662,744)
Other comprehensive loss
Foreign currency translation (loss) gain		592,642	(42,443)
Comprehensive loss		$(3,693,419)	$(1,705,187)
Net loss per share
Basic and diluted		$(0.05)	$(0.03)
Weighted average number of common stock and class A shares outstanding		86,054,521	62,384,871

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOME MEDICAL TECHNOLOGIES, INC.

Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity (Deficit)
For the three months ended March 31, 2024 and 2023

(In Canadian Dollars, unless specified otherwise)

	Common stock		Class A Shares		Common stock to be		Class A shares to be
					issued		issued
	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $	Additional paid- in-capital $	Accumulated other comprehensive income $	Deficit $	Total $
Balance - December 31, 2022	53,707,780	$38,767,442	3,403,925	$1,800,064	-	$-	19,019,000	$14,264,250	$8,072,610	$1,688,452	$(49,261,286)	$15,331,532
Share based compensation	-	-	-	-	-	-	-	-	345,524	-	-	345,524
Shares issued on exercise of options	-	-	-	-	147,400	47,168	-	-	(13,266)	-	-	33,902
Shares issued related to acquisition of SDP	-	-	12,757,660	9,568,245	-	-	(12,757,660)	(9,568,245)	-	-	-	-
Class A shares exchanged for common shares	443,929	202,757	(443,929)	(270,797)	-	-	-	-	68,040	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	(42,443)	-	(42,443)
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(1,662,744)	(1,662,744)
Balance - March 31, 2023	54,151,709	$38,970,199	15,717,656	$11,097,512	147,400	$47,168	6,261,340	$4,696,005	$8,472,908	$1,646,009	$(50,924,030)	$14,005,771

Balance - December 31, 2023	56,991,591	$39,722,472	22,898,409	$13,789,795	-	$-	4,541,730	$3,406,298	$9,739,289	$2,209,605	$(64,864,201)	$4,003,258
Share based compensation	-	-	-	-	-	-	-	-	(245,155)	-	-	(245,155)
Shares cancelled related to Arrowhead agreement	-	-	(1,000,000)	(220,000)	-	-	-	-	-	-	-	(220,000)
Class A shares exchanged for common shares	842,000	176,820	(842,000)	(176,820)	-	-	-	-	-	592,642	-	592,642
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(4,286,061)	(4,286,061)
Balance - March 31, 2024	57,833,591	$39,899,292	21,056,409	$13,392,975	-	$-	4,541,730	$3,406,298	$9,494,134	$2,802,247	$(69,150,262)	$(155,316)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOME MEDICAL TECHNOLGIES, INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2024, and 2023

(In Canadian Dollars, unless specified otherwise)

		For the three months ended
	Note	March 31, 2024	March 31, 2023
Operating activities
Net loss		$(4,286,061)	$(1,662,744)
Non-cash items:
Depreciation of property and equipment	8,9,12	227,935	184,264
Allowance for credit losses	12	910	-
Operating lease right of use asset expense	13	530,501	381,853
Amortization of intangible assets	4	256,656	350,526
Provision for impairment	4	708,941	-
Sale of Arrowhead		40,686	-
Change in fair value of contingent consideration		246,358	195,300
Stock-based compensation		(245,155)	345,524
Changes in operating assets and liabilities:
Accounts receivable		653,960	(1,159,719)
Interest expense accrued		366,596	-
Prepaid expenses and other receivables		(194,088	304,710
Inventories		(437,193)	1,371,515
Long-term accounts receivable		-	17,584
Long-term prepaids and other receivables		1,137	(273,461)
Accounts payable and accrued liabilities		(720,393)	(513,090)
Other liabilities		2,366,442	(470,826)
Operating lease liabilities		(129,342)	104,660
Net cash used in operating activities		(612,110)	(823,904

Investing activities
Acquisition of property and equipment	8	(38,428)	(93,232)
Net cash used in investing activities		(38,428)	(93,232)

Financing activities
Repayment of long-term debt, net	11	(55,073)	(39,463)
Proceeds from line of credit, net	11	(199,960)	2,921,717
Proceeds from exercise of stock options	13	-	33,902
Lease payments	12	-	(338,590)
Net cash provided by (used in) financing activities		(255,033)	2,577,566

Effect of foreign exchange rates on cash		219,058	107,823
Increase (decrease) in cash and cash equivalents		(905,571)	1,660,430
Cash and cash equivalents, opening		918,678	1,928,464
Cash and cash equivalents, closing		$232,165	$3,696,717

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

		For the three months ended
	Note	March 31, 2024	March 31, 2023
Supplementary information:
Interest paid		$556,632	$173,426

Noncash investing and financing activities:
Reclass of Simbex to held for sale		$4,810,251	$-
Class A shares converted to common		$176,820	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOME MEDICAL TECHNOLOGIES, INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2024, and 2023
(In Canadian Dollars, unless otherwise stated)

1. Description of the business

Evome Medical Technologies, Inc. (formerly known as Salona Global Medical Device Corporation and also formerly known as Brattle Street Investment Corp.) ("the Company," "us," "our," "Evome," or the "Company"), is a publicly traded company listed on the TSX Venture Exchange (the "Exchange" or "TSXV"). The Company specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under our wholly-owned subsidiaries. The Company's aim is to create a large, broad-based medical device company with global reach.

The Company was incorporated under the Canada Business Corporations Act on September 17, 2013. The Company's common shares have been traded on the TSXV under the symbol "EVMT" since January 22, 2024. From December 16, 2020, through January 21, 2024, the Company's common shares traded on the TSXV under the symbol "SGMD". From January 15, 2020, through December 15, 2020, the Company's common shares traded on the TSXV under the symbol "BRTL". The registered office is Suite 200E - 1515A Bayview Avenue, East York, Ontario.

On May 21, 2021, the Company acquired South Dakota Partners Inc. ("SDP").

On September 30, 2021, the Company acquired Simbex, LLC ("Simbex").

On November 28, 2021, the Company launched a new U.S. sales subsidiary called ALG Health Plus, LLC ("Health Plus").

On March 11, 2022, the Company acquired Mio-Guard, LLC ("Mio-Guard").

On September 23, 2022, the Company acquired DaMar Plastics Manufacturing Inc. ("DaMar").

On December 14, 2022, the Board of Directors of the Company approved a change to its fiscal year from February 28 to December 31. The Company's fiscal year now begins on January 1 and ends on December 31 of each year, starting on January 1, 2023.

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of all of the capital stock of Biodex Medical Systems, Inc. ("Biodex"), which consists principally of the Biodex Physical Medicine business. The Purchase Agreement replaced the previously disclosed asset purchase agreement covering the same business that was first announced on August 15, 2022. The Company completed the Acquisition on April 3, 2023. The purchase agreement provided for the purchase of all of the capital stock of Biodex in consideration for a total of US $8 million in cash, minus indebtedness, transaction expenses and plus or minus a working capital adjustment, payable as follows: (i) a closing payment to the Sellers of US $1,000,000 in cash, and (ii) three installment payments totaling US $7 million, plus or minus the post-closing adjustment, as follows: US $2 million on July 1, 2023, US $3 million on October 1, 2023, plus or minus the Post-Closing Adjustment, and US $2 million on January 1, 2024. As of December 31, 2023, no installment payment had yet been made on the balance. The payment of the installment payments is secured by the pledge of the Biodex capital stock as security to Seller, pursuant to the terms of a promissory note described in Note 11.

On May 15, 2023, the Company entered into and completed the acquisition pursuant to a Stock Purchase Agreement with the owner of Arrowhead Medical, LLC ("Arrowhead") providing for the acquisition of all of the ownership interests of Arrowhead. The purchase price consideration consisted of the issuance at closing of one million (1,000,000) shares of the Company's Class A common stock, which is convertible into the Company's Common Shares, subject to limitations on conversion which prevent conversion of Class A shares if the holder owns more than 500,000 shares of the Company's Common Shares, or if the holder owns more than 9.9% of the outstanding Common Shares of the Company. The purchase price also included the assumption by the Company of approximately $444,930 (US $329,896) in bank debt under Arrowhead's asset-based line of credit, and a contingent earnout payment equal to one share of Class A common stock for each one dollar (US $1.00) of EBITDA generated by the Arrowhead business over the two-year period following the closing date, up to a maximum of 2 million Class A shares.

On January 15, 2024, the Company entered into and completed a divestiture of Arrowhead pursuant to a membership interest purchase agreement with the former owner ("Arrowhead Purchaser") providing for the acquisition of all of the ownership interests of Arrowhead by the Arrowhead Purchaser. Pursuant to this divestiture, the Arrowhead Purchaser (i) assumed US $0.4 million of Arrowhead's debt; (ii) made a cash payment of US $0.2 million to the Company; (iii) relinquished its rights to 1,000,000 Class A shares of the Company; and (iv) relinquished any and all rights between the parties related to the original Stock purchase agreement including any obligations associated with the earnout shares thereunder.

In March of 2024, the Company made the decision to wind-down the operations of Mio-Guard. The Company engaged the services of a strategic advisor to assist in the orderly wind-down of Mio-Guard, and this process commenced in March of 2024.

On April 2, 2024, the Company entered into and completed a sale of Simbex pursuant to a Membership Interest Purchase Agreement.  In exchange for the Company's interest in Simbex, the purchaser made a cash payment of $4,818,060 (US $3.6 million).

2. Basis of presentation and going concern

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using accounting policies consistent with US GAAP as issued by the Financial Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the year ended December 31, 2023.

Functional and presentation currency

These condensed consolidated financial statements are expressed in Canadian dollars unless otherwise stated. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries Inspira Financial Company, Inspira SaaS Billing, Inc., 1077863 B.C., Ltd, Simbex, LLC, ALG Health Plus, LLC, SDP, DaMar Plastics Manufacturing, Inc., Mio-Guard, LLC, Biodex Medical Systems Inc., Arrowhead Medical, LLC and the wholly owned holding company subsidiaries noted below is US dollars.

Going Concern

The Company evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date the unaudited interim condensed consolidated financial statements are issued. The Company has incurred recurring losses from operations, has negative cash flows from operating activities, and has an accumulated deficit as of March 31, 2024. The Company believes that its cash and other available resources may not be sufficient to meet its operating needs and the payment of obligations related to various business acquisitions as they come due within one year after the date the unaudited interim condensed consolidated financial statements are issued.

As the Company's funding activities are ongoing, there can be no assurances that the Company will be able to secure funding on terms that are acceptable to the Company or at all. These conditions, along with the matters noted above, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. While management has developed and is in the process of implementing plans that management believes could alleviate in the future the substantial doubt that was raised including the evaluation of raising funds from debt and/or equity financing, management concluded at the date of the issuance of the financial statements that substantial doubt exists as those plans are not completely within the control of management. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated balance sheets classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Significant accounting policies

a) Basis of consolidation

These statements consolidate the accounts of the Company and its wholly owned operating subsidiaries, namely, Simbex, Health Plus, SDP, Mio-Guard, DaMar, Biodex, Arrowhead, and 1077863 B.C., Ltd. Additionally, these statements consolidate the Company's wholly owned holding company subsidiaries, namely, Pan Novus Hospital Sales Group, LLC, Brattle Acquisition I Corp., Simbex Acquisition Parent I Corporation, Simbex Acquisition Parent Corporation, Mio-Tech Parent LLC, and DaMar Acquisition Corporation. The Company owns 100% of all of its subsidiaries. Intercompany balances and transactions are eliminated upon consolidation.

b) Basis of measurement

The unaudited interim condensed consolidated financial statements of the Company have been prepared on a historical cost basis except contingent considerations, which are carried at fair value.

c) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. This applies to useful lives of non-current assets, impairment of non-current assets, including goodwill and intangible assets, valuation of stock-based compensation, allowance for doubtful accounts, provisions for inventory, valuation allowance for deferred tax assets, the purchase price accounting of the businesses that the Company has acquired, including the acquisition date fair value of the identifiable assets and liabilities acquired, the fair value of contingent consideration as well as the associated remeasurement of earnouts, and assessment of going concern. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d) Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. The segment operating results are reviewed regularly by the Company's Chief Operating Decision Maker, the CEO, to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. As of March 31, 2024, the Company had one segment, healthcare operations, which includes production, design, development, and sale of medical devices to businesses in the U.S. Assets, liabilities, revenues and expense from this segment are disclosed in the condensed consolidated balance sheets and statements of operations and comprehensive loss.

e) Fair value of financial instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, security deposits, accounts payable and accrued liabilities, line of credit, debt, contingent consideration payable, lease liabilities and other liabilities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) Topic 825, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 820, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.

The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization, low risk of counterparty default and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2

Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the periods presented.

As of March 31, 2024, and December 31, 2023, respectively, the Company did not identify any financial assets and liabilities other than contingent considerations resulting from the Simbex, ALG, DaMar, and Mio-Guard acquisitions, that would be required to be presented on the unaudited interim condensed consolidated balance sheet at fair value.

f) Revenue recognition

Revenue comprises goods and services provided to the Company's contracted customers and sales-based royalties charged by the Company to licensees of the Intellectual Property (IP) developed by the Company.

In accordance with ASC 606 - Revenue from Contracts with Customers, the Company recognizes revenue upon the transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. The Company accounts for a customer contract when the rights of the parties, including the payment terms, are identified, the contract has commercial substance, collection of consideration is probable, and the contract has been signed and agreed to by both parties. Revenue is recognized when, or as, performance obligations are satisfied by transferring control or economic benefit of the service to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services. Revenue excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sales are final.

The principles in ASC 606 are applied using the following five steps:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when (or as) the performance obligation(s) are satisfied.

SDP, Mio-Guard, DaMar, Health Plus, Biodex and Arrowhead recognize revenue at a point-in-time upon transfer of control of goods to customers, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract, at an amount that reflects the consideration the Company received or expects to receive in exchange for the goods. Simbex recognizes its revenue over time as it meets its milestones and performs its obligations as agreed upon in its contracts with its customers. Payment received prior to the delivery of service is classified as "other liabilities".

For sales contracts with terms of more than one year, the Company recognizes any significant financing component as revenue over the contractual period using the effective interest method, and the associated interest income is reflected accordingly on the consolidated statements of operations and comprehensive loss and included in other income.

Provisions for discounts, returns and other adjustments are provided for the period in which the related sales are recorded. The Company has concluded that it is the principal in its revenue arrangements because it controls the goods or services before transferring them to the customer.

The Company typically provides warranties for general repairs of defects that existed at the time of sale. These assurance-type warranties are accounted for as warranty provisions, if any.

g) Research and development costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses and are classified as part of the selling, general, and administrative expenses on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

h) Cash and cash equivalents

Cash and cash equivalents comprise of highly liquid interest-bearing securities that are readily convertible to cash and are subject to an insignificant risk of changes in value.

i) Accounts Receivable

The Company's accounts receivable are non-interest bearing trade receivables resulting from the sale of products and services. The Company provides an allowance for doubtful accounts at the point when collection is considered doubtful. Once all collection efforts have been exhausted, the Company charges-off the receivable with the allowance for doubtful accounts.

j) Inventories

Inventories are comprised of raw material, work-in-progress, trading goods, and finished goods, which consist principally of electrodes, electronic components, subassemblies, steel, plastic, hardware, fasteners, and purchased sports medicine products and are stated at the lower of cost (first-in, first-out) and net realizable value and include direct labor, materials, and other related costs. The Company periodically reviews inventory for evidence of slow-moving or obsolete items, and writes inventory down to net realizable value, as needed.

This write-down is based on management's review of inventories on hand, compared to estimated future usage and sales, shelf-life assumptions, and assumptions about the likelihood of obsolescence. If actual market conditions are less favorable than those projected by the Company, additional write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not reversed subsequently to income, even if circumstances later suggest that increased carrying amounts are recoverable.

k) Goodwill

Goodwill represents the excess of costs over fair value of net assets acquired from the Company's business combinations. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the FASB issued Accounting Standards Update ("ASU") No. 2017-04 Intangibles-Goodwill and Other (Topic 350). Because an assembled workforce cannot be sold or transferred separately from the other assets in the business, any value attributed to it is subsumed into goodwill. The Company evaluates the carrying value of goodwill annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

When evaluating whether the goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. The Company identifies the reporting unit on a basis that is similar to its method for identifying operating segments as defined by the Segment Reporting Topic of the FASB ASC. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. This evaluation is applied annually.

l) Property and equipment

Property and equipment are carried at cost less accumulated depreciation and impairment, if any. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Asset	Life
Machinery and equipment	3 - 10 years
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 - 10 years
Leasehold improvements	Over the lease period
Land improvements	Over the lease period

m) Right-of-use assets

The Company's right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the unaudited interim condensed consolidated balance sheets and are expensed on a straight-line basis over the lease term in the unaudited interim condensed consolidated statement of operations and comprehensive loss. The Company determines the lease term based on the lease commencement date including any options to renew that are reasonably certain to be exercised. In cases where the lease does not provide an implicit interest rate, the Company uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

n) Intangible assets

Intangible assets consist of trademarks, intellectual property, customer base and non-competes (Note 4). Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses per the table below:

Intangible asset	Life
Tradename - Trademarks	5 years
Non-competes	4-5 years
Intellectual Property	5 years
Customer Base	7-15 years

The intangible assets with finite useful lives are reviewed for impairment at least annually or when indicators of impairment are present.  In the event that the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. The next assessment of useful lives will be performed as of December 31, 2024 unless triggering events cause the Company to perform an assessment sooner.

o) Impairment for Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets, including right-of-use assets, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. This evaluation is applied annually unless triggering events cause the Company to perform an assessment sooner.

p) Business Combination and Contingent Consideration

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. The Company considers several factors to determine whether the set of activities and assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to reporting units. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statements of operations and comprehensive loss. Acquisition-related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. The determination of the value of goodwill and intangible assets arising from business combinations requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired.

q) Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation-Stock Compensation. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the requisite service period. The Company recognizes the grant date fair value of stock options and other equity based compensation issued to employees and non-employees.

r) Basic and Diluted Earnings Per Share

The Company applies ASC Topic 260, Earnings per share, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to stockholders by the weighted average number of common shares and Class A shares outstanding for the period. Except for voting rights, the Company's common stock and Class A shares have the same dividend rights, are equal in all respects, and are otherwise treated as if they were one class of shares, including the treatment for the earnings per share calculations. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted earnings per share exclude all potentially dilutive shares if their effect is anti-dilutive. Due to the net loss incurred potentially dilutive instruments would be anti-dilutive. Basic and diluted shares are the same for all periods presented.

s) Foreign Currency Transactions and Comprehensive Income

U.S. GAAP generally requires recognized revenue, expenses, gains and losses be included in net loss. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net loss, are components of comprehensive loss. The functional currency of the Company's subsidiaries is the US dollar. Translation gains (losses) are classified as an item of other comprehensive income in the stockholders' equity section of the unaudited interim condensed consolidated balance sheet.

t) Employee Retention Credit

In accordance with the ERC program, a company is eligible for an ERC if, due to the COVID-19 pandemic, there has been a significant decline in gross receipts in the current year as compared with 2019 gross receipts, or a full or partial shutdown based on a governmental order. The ERC is computed based on a percentage of qualified wages (including qualified health insurance expenses) incurred during the year, with a maximum annual credit per employee.

Since there are no generally accepted accounting principles for for-profit business entities that receive government assistance that is not in the form of loan, an income tax credit or revenue from a contract with a customer, the Company determined the appropriate accounting treatment by analogy to other guidance. The Company's policy is to account for the ERC as a grant using guidance analogous to government grants found in International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. In accordance with IAS 20, the ERC is recognized and recorded as other income in the consolidated statements of operations and comprehensive loss when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the ERC will be received.

u) Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes ("ASC 740"), which requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company has not changed its methodology for estimating the valuation allowance. A change in valuation allowance affects earnings in the period the adjustments are made and could be significant due to the large valuation allowance currently established.

Under ASC 740, a tax position is recognized as a benefit only if it is 'more likely than not' that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the 'more likely than not' test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

v) Share purchase warrants

The Company accounts for the share purchase warrants issued to investor and brokers pursuant to equity financing as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The assessment considers whether the Warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to the Company's own shares and whether the holders of the warrants could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the Warrants and as of each subsequent reporting period end date while the warrants are outstanding. For issued investor warrants and broker warrants that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued investor warrants and broker warrants that do not meet all the criteria for equity classification, liability-classified warrants are required to be recorded at their initial fair value on the date of issuance, and each unaudited interim condensed consolidated balance sheet date thereafter. Changes in the estimated fair value of such warrants are recognized as a non-cash gain or loss on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

For all outstanding warrants, the Company concluded based on the above mentioned that the issued investor warrants, and broker warrants met the criteria for equity classification in accordance with ASC 815 and therefore were classified as equity. The fair value of those warrants was determined by using Black-Scholes valuation model on the date of issuance. The relative fair value method was applied to allocate gross proceeds from the equity financing into its shares and warrants portion respectively. Those costs directly contributable to an equity financing are accounted for as a reduction of stockholders' equity.

w) Reclassification

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

x) Recently issued pronouncements

In September 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company's working capital, liquidity, and cash flows over time. This update was effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which was effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU, and it did not have a significant impact on its unaudited interim condensed consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions ("ASU 2022-03"), which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the fair value of equity securities that are subject to such restrictions. On the basis of interpretations of existing guidance and the current illustrative example in ASC 820-10-55-52 of a restriction on the sale of an equity instrument, some entities use a discount for contractual sale restrictions when measuring fair value, while others view the application of such a discount to be inconsistent with the principles of ASC 820. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example. ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted.  The Company adopted ASU 2022-03 as of January 1, 2024, and the adoption did not have a material effect on the unaudited interim condensed consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. This update is effective for annual periods beginning after December 15, 2022, as amended by ASU No. 2019-10, and interim periods within those periods, and early adoption is permitted. The Company adopted ASU 2016-13 as of January 1, 2023, and the adoption did not have a material effect on the unaudited interim condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective on March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. ASU 2020-04 has not impacted the unaudited interim condensed consolidated financial statements. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through December 31, 2024.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying unaudited interim condensed consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Acquisitions

South Dakota Partners Inc. ("SDP") Purchase Price

The Company completed the purchase of all of the capital stock of SDP, under the Purchase Agreement dated May 21, 2021. Under the Purchase Agreement, the Company acquired the manufacturer specializing in medical devices, full electronics box builds, printed circuit board assemblies, electrodes, drug delivery and many other products involving electronics, electro-mechanical assemblies, and various types of material conversion. The acquisition included all of the current customers, contract rights, inventory, equipment, workforce, and manufacturing infrastructure. At the time of the transaction, there were no material relationships between the seller and the Company or any of its affiliates, or any director or officer of the Company, or any associate of any such officer or director. As consideration, the Company agreed to issue 19,162,000 non-voting class "A" shares of common stock valued at $12,340,570 subject to earn-out adjustments, including revenue shortfall adjustment and adjusted net assets adjustments. The Company assumed all of the assets and liabilities of SDP.

In accordance with ASC 805 Business Combinations ("ASC 805") the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date.

The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition is as follows:

Cash	$255
Security deposit	461,066
Accounts receivable	2,763,621
Inventories	4,958,833
Prepaid expenses	21,651
Property and equipment	1,409,421
Right-of-use assets	2,343,947
Intangible assets	2,199,444
Goodwill	9,090,357
Accounts payable	(821,244)
Accrued expenses	(201,733)
Customer deposits	(221,290)
Line of credit	(3,732,414)
Debt	(2,971,350)
Lease liability	(2,498,095)
Deferred tax liability	(557,559)
Other liabilities	(163,130)
Total adjusted purchase price	$12,081,780

Goodwill	$9,090,357
Tradename - Trademarks	341,929
Intellectual Property	320,823
Customer Base	1,266,405
Non-Competes	270,287
Total identifiable intangible assets including goodwill	$11,289,801

The table below summarizes the value of the total consideration given in the transaction:

Stock (Parent Special Stock)	$12,340,570
Floor Guarantee/Contingent Liability	1,139,910
Earn-out /Contingent Consideration (Revenue)	(21,924)
Earn-out /Contingent Consideration (Net Assets)	(1,376,776)
Total Consideration	$12,081,780

The Company performed its annual goodwill impairment assessment as of December 31, 2023, which included both qualitative and quantitative evaluations. The Company determined that SDP experienced a triggering qualitative event during December of 2023 including reduced future cash flows and a diminished financial outlook for future periods. The Company assessed SDP further by comparing the carrying value of the entity's net assets to an estimated fair value of the entity using an income-based approach utilizing estimated cash flows attributable to the entity. Based on this assessment, the Company concluded that the fair value of SDP was below the carrying value primarily due to changes in the anticipated financial performance of the entity. As a result of this annual assessment, during the year ended December 31, 2023, the Company recorded goodwill impairment of $9,090,357 for SDP. Through further assessment, during the year ended December 31, 2023, the Company recorded an impairment of intangible assets of $1,833,970 for SDP due to the reduced ability of these assets to generate cash flows. The Company evaluated the property and equipment of SDP for impairment in light of these events. As a result of this assessment, during the year ended December 31, 2023, the Company determined that no impairment of property and equipment was needed.

Assets Acquired from ALG-Health, LLC:

On November 29, 2021, the Company consummated the acquisition of the customer lists, sales orders and supply agreements and related sales channel and intellectual property assets of ALG-Health, LLC ("ALG"), a business engaged in the selling medical devices and supplies to small, independent hospitals, group purchasing organizations, medical offices and clinics, in exchange for non-voting securities of Health Plus which are exchangeable for up to a maximum of 21,000,000 nonvoting Class A shares of the Company subject to the achievement of certain revenue and EBITDA targets. In connection with the transaction, our subsidiary ALG Health Plus, LLC entered into an exclusive supply agreement with ALG.

In accordance with ASC 805 the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date. The identified assets acquired, the customer list, has nominal value based on future cash flows which are dependent on a future, yet-to-be established business, and therefore no value has been assigned to it.

The contingent consideration liability represents potential future earnout payments to the Company that are contingent on Health Plus's and ALG's business arrangement achieving certain milestones. As a result of new arrangements, the fair value of the contingent consideration liability is estimated to be $155,574 as of March 31, 2024 and December 31, 2023, respectively.

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350, Goodwill and Other Intangible Assets ("ASC 350").

On November 21, 2022, 1,048,500 Class A shares were issued to two key individuals at ALG at a fair market price of $0.61 per share for achieving certain EBITDA milestones. On November 28, 2022, 1,000,000 Class A shares were issued to one key individual at ALG at a fair market price of $0.68 per share for achieving a revenue milestone as described in the agreement. $693,365 in cash was provided as consideration for these shares.

On April 11, 2023, 388,935 Class A shares were issued to one key individual at ALG at a fair market price of $0.33 per share for achieving a revenue milestone as described in the agreement. No cash was received as consideration for these shares.

On April 11, 2023, 43,215 Class A shares were issued to one key individual at ALG at a fair market price of $0.33 per share for achieving a revenue milestone as described in the agreement. No cash was received as consideration for these shares.

Simbex, LLC ("Simbex") Purchase Price:

The Company completed the purchase of all the capital stock of Simbex, under the Purchase Agreement dated September 30, 2021. Simbex provides mechanical and electrical design and engineering services as well as consultancy services in the field of biomechanical systems and medical devices. The acquisition includes all its current customers, contract rights, work-in-process, equipment, workforce, as well as its consulting, design, and engineering infrastructure. At the time of the transaction, there were no material relationships between the seller and the Company or any of its affiliates, or any director or officer of the Company, or any associate of any such officer or director. As consideration, the Company provided $5,691,759 cash and issued 6,383,954 shares of non-voting class "A" common stock valued at $6,769,769 subject to earn-out adjustments, including a revenue shortfall adjustment and adjusted net assets adjustments. The Company assumed all the assets and liabilities of Simbex.

In accordance with ASC 805 the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date.

The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Cash	$632,697
Accounts Receivable	1,402,315
Work-in-process	301,180
Prepaid expenses	34,992
Property and equipment	122,916
Other receivables	6,395
Intangible Assets	5,175,486
Goodwill	6,263,204
Accounts payable and accrued liabilities	(33,560)
Accrued expenses	(1,095)
Unearned revenue	(131,016)
Deferred tax liability	(1,311,986)
Total adjusted purchase price	$12,461,528

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350 "Goodwill and Other Intangible Assets".

Goodwill	$6,263,204
Tradename - Trademarks	933,865
Customer Base	3,648,148
Non-Competes	593,473
Total identifiable intangible assets including goodwill	$11,438,690

The table below summarizes the value of the total consideration given in the transaction:

Cash	$4,428,900
Working Capital Adjustment	1,262,859
Value of Escrowed Stock	126,540
Value of Earnout / Contingent Consideration	6,643,229
Total Consideration	$12,461,528

On December 31, 2022, Simbex concluded the earn-out period and met the requirements to receive its full earnout consideration consisting of cash and 6,383,952 Class A shares valued at $0.45/share on the commencement of the earnout period. On May 19, 2023, the 6,383,952 Class A shares were issued to the former owners of Simbex at a fair market price of $0.29 per share fulfilling the Company's stock earnout obligation. The $1,165,697 change in fair value of the Class A shares was recognized as a change in fair value of earnout considerations in the consolidated statements of operations and comprehensive loss. The number of shares were allocated to the previous owners based on their percentage of ownership on the date of sale. As of December 31, 2023, the $4,542,029 cash component remains unpaid and is still outstanding on the consolidated balance sheet as an obligation for payment of earnout consideration and accrues interest at a rate of 8.00%. Interest expense under this obligation was $87,672and $0 for the three months ended March 31, 2024 and 2023, respectively.

On February 28, 2022, the Company updated its assessment of the fair value of goodwill from the Simbex LLC acquisition, in conjunction with the Company's third-party valuation experts based on updated year to date results of the acquired entity, intangible assets, and other factors resulting in an impairment to goodwill of $5,520,522. As of December 31, 2023, no further goodwill impairment was necessary.

As of March 31, 2024, the Company reclassified Simbex as held for sale.

Mio-Guard LLC ("Mio-Guard")

On March 11, 2022, the Company acquired 100% of the units of Mio-Guard for consideration which is comprised of the following:

Cash	$572,400
1,300,000 Class B units issued at closing	702,000
Quarterly Earnout payments (Maximum of 2,700,000 Class B Units)	1,166,464
Total Consideration	$2,440,864

In accordance with ASC 805 "Business Combinations" the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date.

The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Cash	$3,363
Accounts receivable	531,602
Inventory	498,897
Property and equipment	73,445
Right-of-use assets	476,955
Intangible assets and goodwill	2,329,018
Accounts payable	(764,225)
Due to related parties	(2,307)
Lease liability	(471,926)
Deferred tax liability	(233,958)
Total adjusted purchase price	$2,440,864

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350.

Goodwill (including workforce)	$1,143,514
Tradename	356,160
Customer Relationships	774,648
Non-Competes	54,696
Total identifiable intangible assets including goodwill	$2,329,018

The contingent consideration liability represents potential future earnout payments to the sellers of Mio- Guard that are contingent on Mio-Guard's business achieving certain milestones. Certain Mio-Guard management was retained post-acquisition and will receive a portion of the potential future earnout payments as earned. The fair value of the contingent consideration liability of $1,166,465 was recognized on the acquisition date and was measured using unobservable (Level 3) inputs. As of March 31, 2024 and December 31, 2023, the fair value of the contingent consideration liability was $986,139 and $956,520, respectively. The change in the fair value of the contingent consideration liability from the date of acquisition has been reflected as an expense on the consolidated statements of operations and comprehensive loss.

The Company performed its annual goodwill impairment assessment as of December 31, 2023, which included both qualitative and quantitative evaluations. The Company determined that Mio-Guard experienced a triggering qualitative event during December of 2023 including reduced future cash flows and a diminished financial outlook for future periods. The Company assessed Mio-Guard further by comparing the carrying value of the entity's net assets to an estimated fair value of the entity using an income-based approach utilizing estimated cash flows attributable to the entity. Based on this assessment, the Company concluded that the fair value of Mio-Guard was below the carrying value primarily due to changes in the anticipated financial performance of the entity. As a result of this annual assessment, during the year ended December 31, 2023, the Company recorded goodwill impairment of $1,143,514 for Mio-Guard. Through further assessment, during the year ended December 31, 2023, the Company recorded impairments of intangible assets of $1,000,785 and right of use asset of $316,059 for Mio- Guard due to the reduced ability of these assets to generate cash flows. Upon additional assessment of these triggering events as they relate to the property and equipment of this entity, the Company evaluated the long-lived assets of the entity for impairment. As a result of this assessment, during the year ended December 31, 2023, the Company recorded an impairment of property and equipment of $127,739 for Mio-Guard.  The Company did not identify any indications suggesting additional impairment was required during the three months ended March 31, 2024.

DaMar Plastics Manufacturing, Inc. ("DaMar")

On September 23, 2022, the Company acquired 100% of the shares of DaMar for a consideration which comprised of cash, and special parent stock at closing, and future contingent consideration during the earnout period.

In accordance with ASC 805 "Business Combinations" the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Cash	$4,071,000
Working capital adjustment	274,375
Stock (in Salona Global Buyer exchangeable for Class A shares in the Company)	967,650
Value of earnout/contingent consideration	2,656,635
Total Consideration	$7,969,660

In accordance with ASC 805 "Business Combinations" the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Cash	$199,982
Accounts receivable	731,640
Inventory	791,552
Property and equipment	1,390,121
Right-of-use assets	3,061,590
Prepaid and other	158,696
Intangible assets and goodwill	4,677,092
Accounts payable and other assumed liabilities	(177,232)
Other liabilities	(3,972)
Unearned revenues	(104,401)
Lease liability	(1,568,820)
Deferred tax liability	(1,186,588)
Total adjusted purchase price	$7,969,660

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC 350.

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350 "Goodwill and Other Intangible Assets".

Goodwill (including workforce)	$2,718,941
Tradename	169,625
Customer Relationships	1,316,290
Non-Competes	472,236
Total identifiable intangible assets including goodwill	$4,677,092

The contingent consideration liability represents potential future earnout payments to the sellers of DaMar that are contingent on DaMar's business achieving certain milestones. Certain DaMar management was retained post-acquisition and will receive a portion of the potential future earnout payments if earned. The fair value of the contingent consideration liability of $3,624,286 was recognized on the acquisition date and was measured using unobservable (Level 3) inputs. The fair value of the contingent consideration liability was $3,658,378 and $3,441,640 as of March 31, 2024 and December 31, 2023, respectively.

On December 31, 2023, the Company performed its annual assessment of the fair value of goodwill from the DaMar acquisition and noted no impairment to goodwill.

Biodex Medical Systems, Inc. ("Biodex")

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of all of the capital stock of Biodex Medical Systems, Inc., which consists principally of the Biodex Physical Medicine business. The Company completed the Acquisition on April 3, 2023. The purchase agreement provided for the purchase of all of the capital stock of Biodex in consideration for a total of $10,423,218 (US $8,000,000) in cash, minus indebtedness, transaction expenses and plus or minus a working capital adjustment. The following was paid as consideration on the date of acquisition:

Cash consideration	$1,343,800
Promissory note	9,079,418
Total Consideration	$10,423,218

In accordance with ASC 805, the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date.

The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Security deposit	$43,002
Prepaids and other receivables	257,610
Inventory	7,008,337
Property and equipment, net	907,544
Right-of-use assets, net	3,307,975
Intangible assets and goodwill	3,391,051
Trade and other payables	(3,021,568)
Lease liability	(1,470,733)
Total adjusted purchase price	$10,423,218

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350 "Goodwill and Other Intangible Assets".

Goodwill (including workforce)	$1,751,615
Brand and Trademarks	806,280
Customer Relationships	833,156
Total identifiable intangible assets including goodwill	$3,391,051

Since acquisition, Biodex has generated $18,341,613 of revenue and has generated a loss before tax of $1,100,960. These amounts are included in the consolidated statements of operations and comprehensive loss. If the combination had taken place at the beginning of the year, Biodex's revenue would have been $22,888,022 and loss before tax would have been $1,979,753. If the combination had taken place at the beginning of the year, consolidated revenues would have been $67,173,860 and consolidated losses before tax would have been $17,576,801. The pro forma unaudited results include estimates and assumptions which management believes are reasonable. The pro forma results do not include any cost savings or other effects of the planned integration of these entities and may not be fully indicative of the results that would have occurred if the business combination had been in effect on the dates indicated.

On December 31, 2023, the Company reviewed its assessment of the fair value of goodwill from the Biodex acquisition and noted no impairment to Goodwill.

Arrowhead Medical, LLC ("Arrowhead")

On May 15, 2023, the Company entered into and completed the acquisition pursuant to a Stock Purchase Agreement with the owner of Arrowhead Medical, LLC ("Arrowhead") providing for the acquisition of all of the ownership interests of Arrowhead. The purchase price consideration consists of the issuance at closing of one million (1,000,000) shares of the Company's Class A common stock, which was convertible into the Company's Common Shares, subject to limitations on conversion which prevent conversion of Class A shares if the holder owns more than 500,000 shares of the Company's Common Shares, or if the holder owns more than 9.9% of the outstanding Common Shares of the Company. The purchase price also included the assumption by the Company of approximately $444,930 (US $329,896) in bank debt under Arrowhead's asset-based line of credit, and a contingent earnout payment equal to one share of Class A common stock for each one dollar (US $1.00) of EBITDA generated by the Arrowhead business over the two-year period following the closing date, up to a maximum of 2,000,000 Class A shares.

Stock issued at closing (1,000,000 Class A Shares in the Company)	$269,794
Contingent earnout consideration	77,820
Total Consideration	$347,614

In accordance with ASC 805, the measurement period for the acquisition is for one year during which the Company may re-evaluate the assets acquired, liabilities assumed and the goodwill resulting from the transaction as well as the change in amortization as a result of changes in the provisional amounts as if the accounting had been completed at the acquisition date.

The allocation of the purchase price to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition as follows:

Cash	$28,217
Accounts receivable	240,255
Inventory	264,600
Property and equipment	59,698
Right-of-use assets	822,558
Intangible assets and goodwill	966,029
Accounts payable and other assumed liabilities	(503,588)
Other liabilities	(262,667)
Bank loan	(444,930)
Lease liability	(822,558)
Total adjusted purchase price	$347,614

The amount allocated to identifiable intangible assets was determined by the Company's management. Other intangible assets are being amortized over their useful life in accordance with the guidance contained in the FASB issued ASC Topic 350 "Goodwill and Other Intangible Assets".

Goodwill (including workforce)	$696,289
Non-Competes	269,740
Total identifiable intangible assets including goodwill	$966,029

The contingent consideration liability represents potential future earnout payments to the sellers of Arrowhead that are contingent on Arrowhead's business achieving certain milestones. Certain Arrowhead management was retained post-acquisition and will receive a portion of the potential future earnout payments as earned. The fair value of the contingent consideration liability of $77,820 was recognized on the acquisition date and was measured using unobservable (Level 3) inputs. As of December 31, 2023, the fair value of the contingent consideration liability was $17,901.

Since acquisition, Arrowhead has generated $3,348,342 of revenue and has generated a loss before tax of $73,423. These amounts are included in the consolidated statements of operations and comprehensive loss. If the combination had taken place at the beginning of the year, Arrowhead's revenue would have been $4,719,741 and a loss before tax would have been $80,075. If the combination had taken place at the beginning of the year, consolidated revenues would have been $63,998,850 and consolidated net earnings before tax would have been $16,704,660. The pro forma unaudited results include estimates and assumptions which management believes are reasonable. Additionally, the pro forma results do not include any cost savings or other effects of the planned integration of these entities and may not be fully indicative of the results that would have occurred if the business combination had been in effect on the dates indicated.

On December 31, 2023, the Company reviewed its assessment of the fair value of goodwill from the Arrowhead acquisition and noted no impairment to Goodwill.

5. Accounts receivable

Our accounts receivable balance primarily includes balances from trade sales to distributors and retail customers. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for credit losses based primarily on current trends and estimates. The Company provided for a percentage of trade receivable balance based on collection history and current economic trends that the Company expects will impact the level of credit losses over the life of the receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectable, such balance is charged against the provision. Allowances for credit losses of totaled $151,182 and $804,532  as of March 31, 2024 and December 31, 2023, respectively, and are netted against accounts receivable. Changes in accounts receivable are primarily due to the timing and magnitude of orders of products, the timing of when control of products is transferred to distributors, and the timing of cash collections.

Activity in the allowance for credit losses consists of the following:

	March 31, 2024	December 31, 2023
Balance, beginning of period	$804,532	$73,341
Allowance for credit losses assumed in acquisitions	-	138,712
Net provision for bad debt expense	910	691,802
Write-offs	(62,886)	(99,323)
Reclassification to assets held for sale	(591,374)	-
Balance, end of period	$151,182	$804,532

6. Disaggregation of Revenues

During the three months ended March 31, 2024 and 2023, $9,770,750 and $8,135,192 of the sales revenue was earned from "point-in-time" revenue, respectively.  During the three months ended March 31, 2024 and 2023, $2,300,158 and $2,548,037 of the sales revenue was earned "over-a-period" of time.

7. Inventories

The Company tracks inventory for manufactured goods as it progresses through the production process. The Company allocates inventory into four major buckets: Raw material, work in progress, trading goods, and finished goods. Purchased finished goods are classified as trading goods.

	March 31, 2024	December 31, 2023
Raw materials	$9,658,603	$9,011,654
Work in progress	606,134	484,418
Finished goods	590,464	641,993
Trading goods	443,302	779,224
Provision for obsolete and slow-moving inventory	(691,202)	(674,675)
Total	$10,607,301	$10,242,614

8. Property and equipment

	December 31, 2023	Additions	Disposal	Reclassified to held for sale	Translation	March 31, 2024
Machinery and equipment	$3,985,577	$29,923	$(172,446)	$(156,906)	$-	$3,685,986
Computer equipment and software	275,445	-	-	-	-	275,445
Furniture and fixtures	41,228	-	-	-	-	41,228
Land improvements	24,143	-	-	-	-	24,143
Leasehold improvements	564,289	8,506	-	(236,159)	-	336,395
Tooling	79,501	-	-	-	-	79,501
Vehicles	50,105	-	-	-	-	50,105
Total	5,020,288	38,429	(172,446)	(393,065)	-	4,492,803

Accumulated depreciation	(1,602,833)	$(227,935)	$143,832	$300,788	$(483,067)	$(1,332,475)

Property and equipment, net	$3,417,515					$3,160,388

9. Intangible assets

	December 31, 2023	Additions	Disposal	Assets reclassified to held for sale	Translation	March 31, 2024
Tradename - Trademarks	$2,607,859	$-	$-	$(940,286)	$78,344	$1,745,917
Intellectual Property	564,024	-	-	-	47,081	611,105
Customer Base	7,838,647	-	-	(3,673,230)	236,978	4,402,395
Non-Competes	1,660,432	-	(269,740)	(597,553)	40,321	833,460
Total	12,670,962	-	(269,740)	(5,211,069)	402,724	7,592,877

Accumulated amortization	(5,645,805)	(257,867)	37,866.00	1,468,014	(134,427)	(4,532,219)

Intangible assets, net	$7,025,157	$(257,867)	$(231,874)	$(3,743,055)	$268,297	$3,060,658

10. Accounts payable, accrued liabilities and other liabilities

	March 31, 2024	December 31, 2024
Accounts payable	$4,650,403	$6,910,583
Accrued liabilities	2,527,205	1,749,337
Other liabilities	3,814,711	1,790,040
Total	$10,992,319	$10,449,960

As of March 31, 2024 and December 31, 2023, other liabilities are primarily composed of unearned revenue.

11. Line of credit and debt

Line of Credit

On June 9, 2021, the Company through SDP entered into a Loan and Security Agreement. The line of credit facility is with Pathward National Association ("Pathward") (formerly, Crestmark), whereby the Company, through SDP, may borrow up to US $5,400,000. Borrowings bear interest at 4% or prime +0.75% per annum, whichever is greater, and any accrued unpaid interest is due on a monthly basis. The balance is secured by SDP's inventory and accounts receivable and not the Parent or any other subsidiary. As of March 31, 2024 and December 31, 2023, the balance outstanding under the agreement was $2,469,937 (US $1,822,832) and $2,824,514 (US $2,135,577), respectively.

In accordance with the agreement, the Company is subject to a financial covenant. The balance of the line of credit may not exceed the lesser of US $5,400,000 or the sum of 90% of accounts receivable, 50% of raw materials, 60% of finished inventory (up to US $2,500,000) and an amortizing borrowing base of $400,000 (which shall be reduced $16,667 each month), which must be met on a monthly basis. Additionally, the Company cannot make any loans, advances, or intercompany transfers of cash flow at any time. Since the execution of the debt line on June 9, 2021, to March 31, 2024, the Company was in compliance with the financial covenant.

On January 13, 2023, three operating subsidiaries of the Company, Damar, Mio-Guard, and Simbex entered into a Loan and Security Agreement and related Schedule with Pathward, National Association to increase the Company's aggregate credit line availability by up to US $5,500,000 (the "Agreement"). The Agreement complements an existing credit facility with Pathward through the Company's SDP subsidiary.  The Agreement has a variable interest rate of the greater of 6% or 0.75% in excess of the rate shown in the Wall Street Journal as the prime rate per annum, is payable on demand and is secured by all of the assets of Simbex, Mio-Guard and Damar (the "Borrowers"). In connection with execution of the Agreement, the Company and several of its intermediate holding company subsidiaries entered into a Guaranty of the obligations of the Borrowers (the "Guaranty"). As of March 31, 2024 and December 31, 2023, the balance outstanding under the agreement was $727,475 (US $536,881) and $1,061,638 (US $802,690), respectively.

On May 15, 2023, the Company through Arrowhead assumed a Loan and Security Agreement. The line of credit facility is with Woodland Bank, whereby the Company, through Arrowhead, may borrow up to $407,087 (US $301,100). Borrowings bear interest at 7.5% per annum and any accrued unpaid interest is due on a monthly basis. The balance is secured by Arrowhead assets and is personally guaranteed by the seller of Arrowhead. There can be no additional withdrawals from the line of credit and the balance will be repaid by the Company. As of December 31, 2023, the balance outstanding under the agreement was $326,757 (US $247,056).  The loan was removed from the consolidated financial statements upon the sale of Arrowhead in January 2024.

In accordance with the agreement, the Company is subject to a financial covenant. The balance of the line of credit may not exceed the lesser of US $300,000 or the sum of 75% of accounts receivable <90 days aged and 75% of accounts receivable >90 days aged where a 50% deposit was received by the customer. Since the execution of the debt line on April 3, 2020, to December 31, 2023, the Company was in compliance with the financial covenant.

On September 12, 2023, an operating subsidiary of the Company, Biodex ("Borrower"), entered into a Master Credit and Security Agreement and related Schedule with Pathward, National Association ("Lender") to receive financing accommodations in the form of a secured revolving loan of up to $4,056,000 (US $3,000,000) million (the "Agreement"). The Agreement has a variable interest rate of the greater of 6.00% per annum or 0.75% in excess of the rate shown in the Wall Street Journal as the prime rate, is payable on demand and is secured by all personal property of Borrower, Company, Inspira Financial Company, Mio-Tech Parent, LLC, Simbex Parent Acquisition I Corporation, Simbex Acquisition I Corporation, and DaMar Acquisition Company (collectively, "Guarantors"). The Company is subject to a financial covenant of maintaining a minimum tangible net worth of at least $2M for this loan. In connection with execution of the Agreement, the Guarantors entered into a Guaranty of the obligations of the Borrowers. As of March 31, 2024 and December 31, 2023, the balance outstanding under the agreement was $2,046,689 (US $1,510,472) and $1,898,958 (US $1,435,776), respectively.

Term Note

On June 9, 2021, the Company borrowed $1,014,975 (US $750,000) with Pathward National Association (formerly Crestmark). The loan is secured by a loan and security agreement and may not exceed 92% of the net book value of SDP's machinery and equipment, which on March 31, 2023, was $1,617,826 (US $1,195,468). The debt accrues interest at 2.75% in excess of Wall Street Journal Prime rate with a minimum of 6% per annum with monthly payments of principal and interest in the amount of $19,613 (US $14,500) beginning on the first day of the first full month following the initial funding and maturing on June 1, 2024. As of March 31, 2024 and December 31, 2023, the balance of the note was $574,320 (US $423,852) and $596,506 (US $451,010), respectively, as presented in the table below.

Debt
Balance, December 31, 2023	$596,506
Interest accrued	5,122
Principal repayments	(41,748)
Translation	14,440
Balance, March 31, 2024	574,320
Less: current portion	(574,320)
Long-term portion	$-

On April 3, 2023, in connection with the acquisition of Biodex, the Company entered into a seller secured promissory note with Mirion Technologies (US) Inc. The amount of the initial loan was $9,134,822 (US $6,756,525) to be repaid in three installments as follows: $2,704,000 (US $2,000,000) due on July 1, 2023, $4,056,000 (US $3,000,000) due on October 1, 2023, and $2,374,822 (US $1,756,525) due on the maturity date, which is January 1, 2024. The loan is secured by the pledged stock of Biodex Medical Systems Inc. The debt does not accrue interest unless the installment payment is made after the due date. As of December 31, 2023, no installment payment had yet been made on the balance. As per the agreement, $802,053 (US $606,421) of interest has been accrued on the overdue balance. As of March 31, 2024 and December 31, 2023, the balance of the loan (including accrued interest) was  $10,268,849 (US $7,578,487) and $9,738,233 (US $7,362,947), respectively.

On August 4, 2023, the Company entered into a Forbearance Agreement (the "Forbearance Agreement") pursuant to which the seller of Biodex has agreed to forbear from exercising its rights and remedies against the Company, including the Acceleration Right, through the earlier to occur of the Company's default under the Forbearance Agreement; or July 31, 2025, subject to, among other things, the following: (i) all past due amounts under the Debt shall accrue interest at 12% per annum; (ii) the payment by the Company on or prior to October 31, 2023 of approximately US $1.5 million; (iii) the payment by the Company each month commencing August 2023 of all of the Company's (together with its subsidiaries') cash in excess of US $2.5 million at the end of each month until late payments, including accrued interest (the "Late Payments"), are current with the original Debt payment schedule ("Original Debt Schedule"); (iv) the payment by the Company of 50% of any capital raised by the Company until the Late Payments are current with the Original Debt Schedule; (v) the Company obtaining prior consent from the Seller before it can make capital expenditures in excess of US $100,000 for any reason other than repair of equipment needed for its operations; (vi) the Company not declaring a dividend or initiating a share repurchase until such time as the obligations under the Original Debt Schedule are current; (vii) the Company not engaging in any merger or acquisition activities until such time as the obligations under the Original Debt Schedule are current or are brought current as a result of the merger or acquisition; and (viii) the Company being required to utilize 80% of any available credit lines or such percentage as allowed by its respective lender to access cash until the obligations under the Original Debt Schedule are current.

Equipment Loans

On April 6, 2023, the Company borrowed $308,486 (US $228,170) with Dacotah Bank. The loan is secured by a commercial security agreement and collateral consisting of equipment with a net carrying value of $409,201 (US $309,391) that has been purchased with the proceeds. The debt accrues interest at 7.950% per annum with monthly payments of principal and interest in the amount of $6,258 (US $4,629) beginning on the first day of the first full month following the initial funding and maturing on April 1, 2028. As of March 31, 2024 and December 31, 2023, the balance of the note was $255,954 (US $193,551) and $267,926 (US $202,575), respectively.

Vehicle Loans

On May 15, 2023, the Company assumed a $82,879 (US $61,301) vehicle loan with Woodland Bank. The loan is secured by a Business Loan Agreement and collateralized by two vehicles (2020 Chevrolet Silverado LTZ with a net carrying value of $22,808 (US $17,245) and 2020 Chevrolet Silverado LT with a net carrying value of $44,560 (US $33,691)). The debt accrues interest at 5.504% per annum with monthly payments of principal and interest in the amount of $ 2,297 (US $1,699) beginning on September 27, 2021, and maturing on August 27, 2026. As of December 31, 2023, the balance of the note was $67,135 (US $50,760). The vehicle loan was removed from the consolidated financial statements upon the sale of Arrowhead in January 2024.

On May 15, 2023, the Company assumed a $12,170 (US $9,001) vehicle loan with Woodland Bank. The loan is secured by a Business Loan Agreement and collateralized by all inventory, equipment, receivables, and intangible assets of Arrowhead. The debt accrues interest at 5.975% per annum with monthly payments of principal and interest in the amount of $ 2,062 (US $1,525) beginning on the first day of the first full month following the initial funding and maturing on September 27, 2023. As of December 31, 2023, the balance of the note was $0 (US $0).

12. Leases

In October 2018, SDP sold its facility in Clear Lake, South Dakota for US $2,182,461. In connection with the sale, SDP entered into a lease agreement for the facility with an initial lease term of 15 years for a base annual rent of $258,299 (US $190,965), with four extension options of five years each. The base rental amount increases annually on the first day of the lease year at the lesser of 2% or 1.25 times the change in the price index, as defined. Per the lease agreement, the Company delivered a letter of credit in the amount of $516,866 (US $381,930), to be renewed annually for the duration of the lease agreement. The letter of credit is secured by a guaranteed investment certificate, which is recorded as a security deposit on the unaudited interim condensed consolidated balance sheet. In the determination of the right of use asset and the corresponding lease liability for this property, the Company originally determined that the company would utilize one option to extend the lease term for an additional five year period beyond the original 15-year lease term. During December of 2023, the Company determined that it was probable that the Company would not utilize this additional lease term. Accordingly, the Company adjusted the right of use asset and corresponding lease liability by $795,711 to remove this optional five-year renewal period.

On October 1, 2021, Simbex entered into a lease agreement for an office space located in Lebanon, NH with an initial lease term of 3 years for a base annual rent of $212,953 (US $157,440), with an option to extend for five years. The base rental amount increases annually on the first day of the lease year based on the change in the rolling average of the cost-of-living index for the prior six reporting periods. Per the lease agreement, the Company is also responsible to pay a prorated share of the building overhead monthly as additional rent. The annual amount for this additional rent is $126,350 (US $93,413).

On September 21, 2022, Inspira Financial Company entered into a lease agreement for its former corporate headquarters and distribution center located in Carlsbad, CA for a base annual rent of $108,397 (US $80,140). The lease began on October 1, 2022, with an initial lease term of 4 years and 2 months, with a contractual end date of November 30, 2026. The initial lease agreement included an option to renew for an additional 5 years. The base rental amount increased annually as per the base rent schedule included in the lease agreement. During 2023, the Company chose to terminate this lease.

On January 1, 2022, Mio-Guard LLC entered into a lease agreement for an office space located in Holt, MI with an initial lease term of 5 years for a base annual rent of $115,858 (US $85,656). The base rental amount increases annually on the first day of the lease year at the lesser of 2.27% or 1.25 times the change in the price index, as defined. During December of 2023, the Company stopped paying rent at the Mio-Guard facility. In December of 2023, the Company fully impaired the Mio-Guard right of use asset associated with this lease as the Company does not expect to receive a future benefit from this asset.

On July 1, 2012, DaMar entered into a lease agreement for an industrial and office space located in El Cajon, CA with an initial lease term of 7 years. The lease was automatically extended for an additional 7 years on July 1, 2019, for a base annual rent of $443,696 (US $328,032). The lease is currently set to terminate on June 30, 2026. The base rental amount increases annually on the first day of the lease year by 3% of the preceding month's lease payment as defined in the agreement.

On January 9, 2023, DaMar entered into a capital equipment lease agreement with an initial lease term of 3 years for an annual lease payment of $140,081 (US $103,610).

On February 27, 2023, DaMar entered into a capital equipment lease agreement with an initial lease term of 3 years for an annual lease payment of $29,747 (US $22,002).

On May 23, 2023, DaMar entered into a capital equipment lease agreement with an initial lease term of 3 years for an annual lease payment of $180,908 (US $133,808).

On September 1, 2020, Biodex entered into a lease agreement for an industrial and office space located in Shirley, NY with an initial lease term of 5 years for a base annual rent of $259,584 (US $192,000), with an option to extend for an additional 5 years. The base rental amount does not increase during the initial rental period but increases 3% annually on the first day of the lease year if the lease extension is utilized.

On May 15, 2023, Mio-Guard, LLC entered into a lease agreement for a warehouse and office space located in Grand Rapids, MN with an initial lease term of 5 years and 1 month for a base annual rent of $206,045 (US $152,400). The base rental amount does not increase over the initial rental period.

On July 25, 2023, DaMar entered into a capital equipment lease agreement with an initial lease term of 3 years for an annual lease payment of $38,932 (US $28,796).

Future minimum lease payments payable are as follows:

Twelve months ending March 31, 2025	$1,545,361
Twelve months ending March 31, 2026	1,534,757
Twelve months ending March 31, 2027	804,332
Twelve months ending March 31, 2028	591,132
Twelve months ending March 31, 2029	605,818
Twelve months ending March 31, 2030 and thereafter	2,023,783
Total future minimum lease payments	7,105,183
Less: Interest on lease liabilities	(1,527,263)
Total present value of minimum lease payments	5,577,920
Less: current portion	976,924
Non-current portion	$4,600,996

As of March 31, 2024, the weighted average remaining lease terms were 8.14 years and the weighted average discount rate was 7.65%.

13. Stockholders' Equity

Share capital

The Company maintains voting common shares and non-voting convertible Class A shares both of which have no par value and have an unlimited number of shares authorized.

Issuances

On February 15, 2022, 7,749,000 shares of common stock and 7,749,000 share purchase warrants to purchase 7,749,000 shares were issued in connection with financing for a total of $4,261,950 in proceeds. The 7,749,000 shares of common stock were issued at a price of $0.55 per common share. Each warrant has an exercise price of $0.70 which can be exercised for 36 months. The total fair value of the warrants was estimated on the date of the grant to be $3,591,369 at a price of $0.46 per unit using the Black-Scholes option pricing model with the following assumptions: expected volatility of 192%; expected dividend yield of 0%; risk-free interest rate of 1.7%; stock price of $0.52; and expected life of 3 years.

Additionally, as part of the financing, the Company incurred share issuance costs totaling $665,113, which included paying cash of $410,284 and issuing 542,431 broker warrants as finders' commissions. Each broker warrant entitles the holder to acquire one common at an exercise price of $0.55 for a 36-month period. The total fair value of the broker warrants was estimated on the date of the grant to be $254,829 at a price of $0.47 per unit using the Black-Scholes option pricing model with the following assumptions: expected volatility of 192%; expected dividend yield of 0%; risk-free interest rate of 1.7%; stock price of $0.52; and expected life of 3 years.

On May 4, 2022, 454,817 shares of common stock were issued on the exercise of 454,817 broker share purchase warrants at an exercise price of $0.4749 per share. Proceeds received from this exercise totaled $215,953.

On May 25, 2022, 28,154 shares of common stock were issued on the exercise of 28,154 stock options at an exercise price of $0.19 per share. Proceeds received from this exercise totaled $5,329.

On May 31, 2022, 143,000 Class A shares were issued to former owner of SDP at a fair market price of $0.75 per share. These shares were issued upon completion of SDP's earn-out period. No cash was required to be received as consideration for these shares. Immediately following the issuance, the 143,000 Class A shares were exchanged for 143,000 common shares of the Company.

On July 22, 2022, the Company entered into a share for debt agreement, pursuant to which it issued an aggregate of 260,921 shares of common stock in satisfaction of $201,401 (US $156,553) of indebtedness owed to a service provider. The 260,921 shares of common stock were valued at $201,401 (US $156,553) based on a share price on the date of issuance.

In connection with the closing of the February 15, 2022, Private Offering, the Company entered into a Registration Rights Agreement with the purchasers and the Underwriters (the "Registration Rights Agreement") providing for the filing of a registration statement (the "Registration Statement") with the Securities and Exchange Commission registering the resale of the common shares issued and issuable in connection with the Private Offering (collectively, the "Securities"). Under the Registration Rights Agreement, the Company was obligated to file the Registration Statement no later than April 1, 2022, and to use commercially reasonable efforts to cause the Registration Statement to be declared effective no later than 180 days after February 15, 2022. As a result of the Company's delay in filing and causing the Registration Statement to become effective timely, the liquidated damages to the purchasers and the Underwriters was an aggregate amount of 281,726 additional common shares. On September 14, 2022, these 281,726 common shares were issued for a fair value of $174,670 based on a share price on the date of issuance.

In connection with the acquisition of ALG Health's customer lists, sales orders and supply agreements and related sales channel and intellectual property assets on November 29, 2021, Class A shares are to be issued based on achieving certain EBITDA and revenue milestones. On November 21, 2022, 1,048,500 Class A shares were issued to two key individuals at ALG at a fair market price of $0.61 per share for achieving certain EBITDA milestones. No cash was required to be received as consideration for these shares. On November 28, 2022, 1,000,000 Class A shares were issued to one key individual at ALG at a fair market price of $0.68 per share for achieving a revenue milestone as described in the agreement. $693,365 in cash was given as consideration for these shares.

On January 10, 2023, 104,850 Class A shares were exchanged for 104,850 common shares in the Company at a price of $0.43 per share. No cash was received as part of this issuance.

On February 7, 2023, 339,079 Class A shares were exchanged for 339,079 common shares in the Company at a price of $0.47 per share. No cash was received as part of this issuance.

On February 21, 2023, 1,275,770 Class A shares were issued to former owner of SDP at a price of $0.75 per share. These shares were issued upon completion of SDP's earn-out period. No cash was required to be received as consideration for these shares.

On February 23, 2023, 11,481,890 Class A shares were issued to former owner of SDP at a price of $0.75 per share. These shares were issued upon completion of SDP's earn-out period. No cash was required to be received as consideration for these shares.

On March 2, 2023, 147,400 stock options were exercised for 147,400 shares of common stock for total proceeds of $39,002. 73,700 of these options were exercised at a price of $0.27 per share and 73,700 of these options were exercised at a price of $0.19 per share. The 147,400 shares that were issued in connection with this exercise were released on April 11, 2023. As of March 31, 2023, these shares were presented as "common stock to be issued" on the unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statements of stockholders' equity.

On April 11, 2023, 388,935 Class A shares were issued to one key individual at ALG at a fair market price of $0.33 per share for achieving a revenue milestone as described in the agreement. No cash was received as consideration for these shares.

On April 11, 2023, 43,215 Class A shares were issued to one key individual at ALG at a fair market price of $0.33 per share for achieving a revenue milestone as described in the agreement. No cash was received as consideration for these shares.

On May 15, 2023, 1,000,000 Class A shares were issued to the former owner of Arrowhead in connection with its acquisition at a fair market price of $0.27 per share. No cash was received as consideration for these shares.

On May 19, 2023, 6,383,952 Class A shares were issued to various former owners of Simbex in connection with the conclusion of its earnout period at a fair market price of $0.29 per share. The number of shares were allocated to the previous owners based on their percentage of ownership on the date of sale.

On May 19, 2023, 1,743,244 Class A shares were exchanged for 1,743,244 common shares in the Company at a price of $0.29 per share. No cash was received as part of this issuance.

On June 5, 2023, 337,524 common shares were issued to a former employee of the Company at a fair market price of $0.25 per share in connection for the settlement of liabilities. No cash was received as consideration for these shares.

On June 26, 2023, 368,500 Class A shares were exchanged for 368,500 common shares in the Company at a price of $0.28 per share. No cash was received as part of this issuance. On August 17, 2023, these shares were issued at a price of $0.19 per share.

On June 27, 2023, 43,215 Class A shares were exchanged for 43,215 common shares in the Company at a price of $0.28 per share. No cash was received as part of this issuance.

On October 31, 2023, 1,719,610 Class A shares were issued to former owners of SDP at a price of $0.75 per share. These shares were issued upon completion of SDP's earn-out period. No cash was required to be received as consideration for these shares.

On November 2, 2023, 200,000 Class A shares were exchanged for 200,000 common shares in the Company at a price of $0.21 per share. No cash was received as part of this issuance.

On March 14, 2024, 842,000 Class A shares were exchanged for 842,000 common shares in the Company at a price of $0.21 per share. No cash was received as part of this issuance.

Class A shares to be issued

On May 31, 2022, SDP concluded its earn-out period and achieved its milestones allowing SDP to receive its full earn-out compensation of 19,162,000 Class A shares (as described in detail in Note 4). These shares were allocated to the previous owners of SDP based on their percentage of ownership on the date of sale. As of March 31, 2024, 14,620,270 Class A shares have been issued to SDP sellers and 4,541,730 Class A shares are yet to be issued.

Stock based compensation

The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan and the term, vesting periods, and the exercise price of options granted under the Option Plan. The stock option vesting ranges over a 1 year to 10-year period.

The outstanding stock options as of March 31, 2024, are as follows:

Grant date	Exercise price	Number of options	Number of vested options	Weighted average remaining life (years)
June 8, 2021	$0.86	1,039,170	557,663	2.17
July 7, 2021	1.39	166,667	166,667	2.38
December 6, 2021	0.65	577,217	344,303	2.69
March 9, 2022	0.54	230,000	115,000	2.94
July 18, 2022	0.79	43,350	14,450	3.3
August 29, 2022	0.69	200,000	66,667	3.42
February 10, 2023	0.47	300,000	100,000	3.87
April 19, 2023	0.3	150,000	-	4.05
May 24,2023	0.29	1,000,000	-	4.15
June 13, 2023	0.25	250,000	-	4.21
July 24, 2023	0.29	750,000	-	4.32
August 16, 2023	0.21	1,270,000	-	4.38
December 1, 2023	0.27	150,000	-	4.67
January 31, 2024	0.23	460,000	-	4.84
Total	0.79	6,586,404	1,364,750	3.71

A summary of the Company's changes to stock options are as follows:

	Number of options	Weighted Avg. Exercise Price
Balance as of December 31, 2023	6,565,364	$0.50
Options exercised	-	-
Options expired	(438,960)	(0.77)
Options issued	460,000	0.23
Balance as of March 31, 2024	6,586,404	$0.45

During the three months ended March 31, 2024, the Company recognized a reversal of stock-based compensation expense totaling $245,155. The Company recognized $345,524 of stock-based compensation for the three months ended March 31, 2023.

On February 10, 2023, the Company issued 780,000 options to two officers and three employees of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.47 per option. The fair value of the options was estimated on the date of the grant at $0.46 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 204%; expected dividend yield of 0%; risk-free interest rate of 3.17%; stock price of $0.47; and expected life of 5 years.

On April 19, 2023, the Company issued 350,000 options to four employees of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.30 per option. The fair value of the options was estimated on the date of the grant at $0.29 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 197%; expected dividend yield of 0%; risk-free interest rate of 3.14%; stock price of $0.30; and expected life of 5 years.

On May 24, 2023, the Company issued 1,000,000 options to one director of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.29 per option. The fair value of the options was estimated on the date of the grant at $0.28 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 197%; expected dividend yield of 0%; risk-free interest rate of 3.34%; stock price of $0.29; and expected life of 5 years.

On June 13, 2023, the Company issued 250,000 options to one officer of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.25 per option. The fair value of the options was estimated on the date of the grant at $0.24 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 196%; expected dividend yield of 0%; risk-free interest rate of 3.61%; stock price of $0.25; and expected life of 5 years.

On July 24, 2023, the Company issued 750,000 options to one officer of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.29 per option. The fair value of the options was estimated on the date of the grant at $0.28 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 197%; expected dividend yield of 0%; risk-free interest rate of 3.72%; stock price of $0.29; and expected life of 5 years.

On August 16, 2023, the Company issued 1,330,000 options to fifty-one employees of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.21 per option. The fair value of the options was estimated on the date of the grant at $0.20 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 196%; expected dividend yield of 0%; risk-free interest rate of 3.94%; stock price of $0.21; and expected life of 5 years.

On October 1, 2023, the Company issued 150,000 options to an employee of the Company. The options vest over three years and are exercisable for a period of five years at an exercise price of $0.27 per option. The fair value of the options was estimated on the date of the grant at $0.20 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 218%; expected dividend yield of 0%; risk-free interest rate of 5.14%; stock price of $0.20; and expected life of 5 years.

On January 31, 2024, the Company issued 460,000 options to three employees of the Company.  The options vest over three years and are exercisable for a period of five years at an exercise price of $0.23 per option.  The fair value of the options was estimated on the date of the grant at $0.23 per option using the Black-Scholes option pricing model with the following assumptions: expected volatility of 244%; expected dividend yield of 0%; risk-free interest rate of 1.60%; stock price of $0.23; and expected life of 5 years.

Warrants

The outstanding warrants as of March 31, 2024, are as follows:

Grant date	Exercise price	Number of warrants	Number of vested warrants	Weighted Avg. Remaining Life (years)
15-Feb-22	$0.55	542,431	542,431	0.88
15-Feb-22	0.70	7,749,000	7,749,000	0.88
Total		8,291,431	8,291,431	0.88

A summary of the Company's warrants are as follows:

Balance as of December 31, 2022	8,491,235	$0.70
Warrants exercised and forfeited	(199,804)	(0.86)
Balance as of December 31, 2023	8,291,431	0.69
Balance as of March 31, 2024	8,291,431	0.69

14. Related party transactions

The Company's transactions with related parties were carried out on normal commercial terms and in the course of the Company's business. Other than disclosed elsewhere in the Company's condensed consolidated financial statements, related party transactions are as follows.

During the three months ended March 31, 2023, the Company made payments to Advanced Strategic Associates, LLC ("Advanced"), a company owned and controlled by a beneficial holder of more than 5% of our Common Shares, in an amount of $78,143 (US $62,500) in exchange services related to acquisition structuring, due diligence, capital structuring and corporate transactional advisory services performed during the year ended December 31, 2022. During the three months ended March 31, 2024, the Company incurred transaction expenses related to services provided by Advanced totaling $134,860 (US $100,000), which was recorded as an accrued payable as of March 31, 2024.

During the three months ended March 31, 2023, the Company made payments to Marquette Partners, Inc. ("Marquette"), a company owned and controlled by Roger Greene, a beneficial holder of more than 5% of our Common Shares, $82,520 (US $66,000) in exchange for advisory services related to strategic business acquisitions. This expense was included within transaction costs. There were no payments to Marquette during the three months ended March 31, 2024.

15. Transaction costs

The Company incurred costs associated with the change of business transaction, due diligence of acquisition targets, financing costs, US regulatory costs and the associated accounting and regulatory costs. While these costs are crucial to future operations, they do not represent regular operational costs of the business. The Company presents these costs separately in the non-operating section of the condensed consolidated statements of operations and comprehensive loss to better allow investors to evaluate the operational status of the Company independently of financing, regulatory and other transaction focused expenses, which were as follows:

	March 31, 2024	March 31, 2023
Consulting and professional fees	$160,997	$173,849
General expenses	264	284,922
Transaction costs	$161,261	$458,771

16. Cash and cash equivalents

Cash represents bank deposits at reputable banking institutions. Cash equivalents represent short-term, highly liquid investments, which are readily convertible to cash and have maturities of 90 days or less at the time of purchase. Cash equivalents, which are carried at fair value or amortized cost, as applicable, consist of holdings in a money market fund and in treasury bills. As of March 31, 2024 and December 31, 2023, there were no cash equivalents presented on the balance sheet. Bank deposits are held by accredited financial institutions and these deposits may at times be in excess of insured limits. The Company limits its credit risk associated with cash and cash equivalents by placing them with financial institutions it believes are of high quality. The Company has not experienced any losses on its deposits of cash or cash equivalents as of March 31, 2024.

17. Income taxes

The Company has accounted for income taxes under the asset and liability method, which requires deferred tax assets and liabilities to be recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts and respective tax bases of existing assets and liabilities, as well as net operating loss carryforwards and research and development credits. Valuation allowances are provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items. For the three months ended March 31, 2024, the Company recorded a current income tax provision of $0 for anticipated income tax obligations and recognized no deferred income tax liability or recovery. For the three months ended March 31, 2023, the Company recorded a deferred income tax recovery of $36,250.

The primary factors impacting current tax provision for three months ended March 31, 2024, is the expected utilization of net operating losses to offset any current year tax liabilities, and a full valuation allowance against any associated net deferred tax assets.

18. Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

The Company does not have any unrecorded financial commitments or contingencies.

19. Subsequent events

On April 2, 2024, the Company entered into and completed a divestiture of Simbex pursuant to a membership interest purchase agreement with the acquiring company ("Simbex Purchaser") providing for the acquisition of all ownership interests of Simbex by the Simbex Purchaser. Pursuant to this divestiture, the Simbex Purchaser (i) acquired all right, title and interest in Simbex; (ii) made a cash payment to two debtors of the Company including Pathward, National Association and Mirion Technologies (US) Inc. (refer to note 11) for US $824,441 and US $2,115,559, respectively; and (iii) made a cash payment to the Company in the amount of US $610,000. The Company presented the net assets and liabilities of Simbex as held for sale on the condensed consolidated balance sheet as of March 31, 2024.